Simpson Thacher & Bartlett LLP
900 G Street, NW Washington, D.C. 20001
telephone: +1-202-636-5500 facsimile: +1-202-636-5502
Direct Dial Number (202) 636-5592	E-mail Address steven.grigoriou@stblaw.com

March 3, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christina DiAngelo Fettig and David Mathews

Re:	Franklin BSP Capital Corporation
Form N-14, File No. 333-284271

Dear Ms. DiAngelo Fettig Mr. Mathews:

On behalf of Franklin BSP Capital Corporation (the “Company”), we are providing the following response to a comment received via telephone from the staff of the Securities and Exchange Commission (the “Commission”) on February 28, 2025, relating to the Company’s Registration Statement on Form N-14 filed with the Commission on February 21, 2025 (the “Registration Statement”). Please note that all page numbers in our response are references to the page numbers of the Registration Statement.

Senior Securities

1.	With respect to the secured borrowings of the Company as disclosed on page 45 of the Registration Statement, please confirm that the Company is a limited derivatives user as described in Rule 18f-4(c)(4) and that the Company has excluded such derivatives transactions for purposes of computing asset coverage as permitted by Rule 18f-4(b).

Response: The Company confirms that (i) it is a limited derivatives user as described in Rule 18f-4(c)(4) and (ii) the secured borrowings as presented on page 45 of the Registration Statement comprise financing amounts in respect of assets which underlie the Company’s total return swaps, which have been excluded from the calculation of asset coverage as permitted by Rule 18f-4(b).

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NEW YORK	BEIJING	Boston	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO

Securities and Exchange Commission	March 3, 2025

Please do not hesitate to call Rajib Chanda at (202) 636-5543, Jonathan Pacheco at (202) 636-5876 or me at (202) 636-5592 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

cc:	Rajib Chanda, Simpson Thacher & Bartlett LLP
Jonathan Pacheco, Simpson Thacher & Bartlett LLP